Via EDGAR

May 29, 2009

Mr. Larry Spirgel
Ms. Melissa Hauber
Mr. Robert S. Littlepage, Jr.
Mr. John Harrington
Ms. Celeste Murphy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	LSI Industries Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed on September 15, 2008 and Form 10-Q for Fiscal Quarter Ended December 31, 2008 File No.0-13375

Ladies and Gentlemen:

This is a supplemental response to your question number 14 as indicated in our April 24, 2009 response to your letter dated March 12, 2009 related to the above referenced filings of LSI Industries Inc.

Supplemental Response:

After further review of paragraphs 30 and 31 of SFAS 142, as well as paragraphs 10 through 15 of SFAS 131 and EITF D-101, LSI now fully understands that our “operating segments” as determined under SFAS 131 are the lowest level at which the Company manages its business and there are no other components at a lower level for which discrete financial information is prepared.

Therefore, we have reperformed the goodwill impairment tests in order to disaggregate the testing results of those reporting units that had previously been aggregated. As a result of the reperformance of those tests, we identified errors in amounts of goodwill impairment previously reported for the year ended June 30, 2008 and the periods ended December 31, 2008. We evaluated the potential materiality of these errors by following the guidance in SABs 99 and 108, and considered the quantitative and qualitative aspects of the errors. We have concluded that these errors are immaterial to the periods previously presented.

May 29, 2009

We have also re-evaluated the effectiveness of our internal control over financial reporting specific to the root cause of these errors. Although the re-performance of our goodwill impairment tests resulted in immaterial differences from what was previously recorded, we determined that there was more than a reasonable possibility that the potential error resulting from the control deficiency could have been material based upon the amount of goodwill impairments recognized in these periods. As a result, we concluded that this control deficiency represents a material weakness in internal control over financial reporting. Therefore, we intend to amend our June 30, 2008 Form 10-K and our Form 10-Qs for the quarterly periods ended September 30, 2008 and December 31, 2008, to revise management’s report on internal control over financial reporting, and disclosure controls and procedures. We also intend to correct the known errors associated with the re-performance of our goodwill testing, reflecting the adjustments as immaterial restatements.

We are in the process of formalizing the materiality analysis referenced herein, and expect to provide it to you no later than June 10, 2009.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. LSI appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 793-3200.

Sincerely,

LSI INDUSTRIES INC.

/s/ Ronald S. Stowell
Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer

cc: F. Mark Reuter, Esq.